PowerShares Exchange-Traded Fund Trust II
301 West Roosevelt Road
Wheaton, IL 60187

September 24, 2007

Mr. Haughton Hallock
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II–Request for Withdrawal of Post-Effective
Amendments No. 8 and No. 9 to the Trust’s Registration Statement filed on Form N-1A under the
Securities Act of 1933 (File Nos. 333-138490 and 811-21977)

Dear Mr. Hallock:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of Post-Effective Amendments No. 8 and No. 9 to the Trust’s Registration Statement filed on Form N-1A (Accession Nos. 0001104659-07-070522 and 0001104659-07-070525, respectively), together with all exhibits filed therewith, filed on September 21, 2007 (the “Amendments”).

The first Amendment was filed electronically with the Securities and Exchange Commission in error as a 485BPOS rather than a 485APOS. We will refile this amendment using the correct EDGAR submission type. We must refile the Second Amendment in order to maintain a proper filing sequence. No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Greg Samuels at (212) 878-3158.  Thank you.

Sincerely yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ H. Bruce Bond
H. Bruce Bond
President